Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from June 10, 2019 to June 14, 2019.

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from June 10, 2019 to June 14, 2019.

Date	Meetings Scheduled	Type
June 10, 2019	GIC Pte Ltd	meeting
June 10, 2019	Seatown, Singapore	meeting
June 10, 2019	Goldman Sachs Japan Co	meeting
June 10, 2019	Sumitomo Mitsui DS Asset Management Company	meeting
June 11 ,2019	HSBC India Asset Management	meeting
June 11 ,2019	Morgan Stanley	meeting
June 12, 2019	Indus Capital Partners	meeting
June 12, 2019	SOROS	meeting
June 12, 2019	Regal Funds Management	meeting
June 12, 2019	DE Shaw	meeting
June 12, 2019	UBS Asset Management	meeting
June 12, 2019	POINT72 Asset Management	meeting
June 12, 2019	Carrhae Capital	meeting
June 12, 2019	State Teachers Retirement System Of OHIO	meeting
June 12, 2019	Southeastern Asset Management	meeting
June 12, 2019	TORQ Capital Management	meeting
June 12, 2019	East Bridge Capital Management	meeting
June 12, 2019	Dalton Investment Group	meeting
June 12, 2019	Zaaba Capital	meeting
June 12, 2019	ALLIANCEBERNSTEIN	meeting
June 12, 2019	MIRAE Asset Global Investment Management	meeting
June 12, 2019	Kotak Mahindra Old Mutual Life Insurance	meeting
June 12, 2019	Premji Investments	meeting
June 12, 2019	Quantum Advisors	meeting
June 12, 2019	Wincrest Capital	meeting
June 12, 2019	Goldman Sachs Asset Management	meeting
June 12, 2019	SBI LIFE Insurance	meeting
June 12, 2019	FIL - Fidelity International	meeting
June 12, 2019	BLACKROCK	meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia

through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.